SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. V
317 University Avenue, Suite 200
Palo Alto, California 94301
May 5, 2021
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:   Sonia Bednarowski
           J. Nolan McWilliams
          Marc Thomas
          Cara Lubit
RE:   Social Capital Hedosophia Holdings Corp. V (the “Company”)
Registration Statement on Form S-4
File No. 333-252009
Ladies and Gentlemen:
Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-4 (File No. 333-252009) be accelerated by the Securities and Exchange Commission to 3:00 P.M. Washington D.C. time on May 7, 2021, or as soon as practicable thereafter.
We request that we be notified of such effectiveness by a telephone call to Howard Ellin of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-2438 and that such effectiveness also be confirmed in writing.

Very truly yours,

Social Capital Hedosophia Holdings Corp. V

By:	/s/ Chamath Palihapitiya
Name: Chamath Palihapitiya
Title: Chief Executive Officer
cc:        Steven Trieu
Social Capital Hedosophia Holdings Corp. V
cc:        Christopher M. Barlow
Skadden, Arps, Slate, Meagher & Flom LLP